August 5, 2025

Sarah Ying Li
Head of Financial Reporting
NetEase, Inc.
NetEase Building, No. 599 Wangshang Road
Binjiang District, Hangzhou, 310052
People   s Republic of China

       Re: NetEase, Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2024
           Response dated July 31, 2025
           File No. 000-30666
Dear Sarah Ying Li:

       We have reviewed your July 31, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 2,
2025 letter.

Form 20-F for the Fiscal Year Ended December 31, 2024
Item 3. Key Information
Our Corporate Structure and Contractual Arrangements with the Variable Interest Entities, page 5

1. The proposed revisions to the disclosures on page 7, in your response to prior comment 2, appear to limit the risk of government intervention to situations in which you fail to comply with the applicable regulations, policies, or requirements. Please revise to state, similar to the disclosures in your December 31, 2022 Form 20-F, that
          The PRC government may also intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals, and clarify that such intervention may be at any time.
 August 5, 2025
Page 2

Risk Factors
Risks Related to Doing Business in China, page 48

2.     We note your proposed revised disclosures in response to prior comment
2. Please
       restore the header to the penultimate risk factor on page 55 to your disclosure as previously provided in the December 31, 2022 Form 20-F to indicate that "Contract drafting, interpretation and enforcement in China involve significant uncertainty."
       Also, specifically reference significant uncertainties within the risk factor. In addition,
       revise to include a risk factor regarding    Changes in China   s
political and economic
       policies    that could harm your business as previously provided in the
December 31,
       2022 Form 20-F.
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:   Paul W. Boltz, Jr.